02016633

P.E. 9/30/01

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

CABLEVISIÓN S.A.
(Exact name of Registrant as specified in its charter)

CABLEVISIÓN S.A.
(Translation of Registrant's name into English)

Cuba 2370
(1428) Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ____________

NY01:135188.1

Index to Form 6-K

1. Letter to National Securities Commission, dated October 6, 2001 regarding Resignation of Mr. César Antonio Baéz (Director, Cablevisión).

2. Letter to Argentine National Securities Commission, dated November 12, 2001 regarding Election of Mr. Gustavo Enrique Garrido (Director, Cablevisión).

3. Letter to Argentine National Securities Commission (CNV), dated November 12, 2001 regarding Financial Statements as of September 30, 2001.

4. Letter to Argentine National Securities Commission (CNV), dated November 12, 2001 regarding Section 63 of the Regulations of the Buenos Aires Stock Exchange.

5. Press Release, dated November 12, 2001, regarding Financial Reports for 2001 Third Quarter Results.

6. Letter to Argentine National Securities Commission (CNV), dated December 5, 2001 regarding Election of Mr. Mariano Marcelo Ibáñez (CEO, Cablevisión).

7. Letter to Argentine National Securities Commission (CNV), dated December 10, 2001 regarding Election of Mr. Santiago Peña (Responsible for Stock Exchange Relations).

8. Letter to Argentine National Securities Commission (CNV), dated January 4, 2002 regarding Election of Mr. Carlos Ramón Ibáñez (COO, Cablevisión).

9. Letter to Argentine National Securities Commission (CNV), dated January 17, 2002 regarding Election of Mr. Marcelo Jorge Nachón (Communications and Public Relationship Manager).

10. Letter to Argentine National Securities Commission (CNV), dated February 6, 2002 regarding Notification of Change of Shareholder.

11. Press Release, dated February 18, 2002, regarding US$100,000,000 Floating Rate Notes due February 15, 2002.

Enclosure # 1

Buenos Aires, October 6, 2001

To:
National Securities Commission (CNV)

Resignation of Director

Dear Sirs,

In my authority of attorney-in-fact of Cablevisión S.A. I do hereby inform you that Mr. César Antonio Báez has notified the corporation about his resignation to his office as director due to personal reasons.

Sincerely,

Javier Blanco
Attorney-in-fact

Enclosure # 2

Buenos Aires, November 12, 2001

To:
Argentine National Securities Commission (CNV)

Election of Director

Dear Sirs,

In my capacity of attorney-in-fact of Cablevisión S.A. I do hereby inform you that on November 9, 2001 Mr. Gustavo Enrique Garrido was elected director of the corporation in replacement of Mr. César Antonio Báez.

Sincerely,

Javier Blanco
Attorney-in-fact

Enclosure # 3

Buenos Aires, November 12, 2001

To:
Argentine National Securities Commission (CNV)

Ref: Financial Statements as of September 30, 2001

Dear Sirs,

You will find enclosed herewith one (1) original copy and one (1) copy (duly signed and certified by the applicable Professional Board) of the Financial Statements of CableVisión S.A. corresponding to the period which commenced on January 1st, 2001 and ended on September 30th, 2001. Further, the Minutes of the Board of Directors Meetings and the Statutory Audit Committee approving such Financial Statements are enclosed herewith in one (1) original copy and one (1) copy.

Further, you will find enclosed herewith one (1) original copy and one (1) copy (duly signed and certified by the applicable Professional Board) of the Financial Statements of controlled companies accounted for under the equity method with exception to those of Construred S.A., Televisora La Plata S.A., Fibertel S.A., Fintelco S.A. and Cablepost S.A., which shall be submitted to you as soon as possible.

Sincerely,

Iván A. Pérez
Attorney-in-fact

Enclosure # 4

Buenos Aires, November 12, 2001

To:
Argentine National Securities Commission (CNV)

Ref: Section 63 of the Regulations of the Buenos Aires Stock Exchange

Dear Sirs,

In accordance with section 63 of the Regulations of the Buenos Aires Stock Exchange, we hereby submit the following information regarding the financial statements corresponding to the second quarter ended as of September 30, 2001 which have been approved in the Board of Directors' Meeting held on 09/11/01.

	$	$
1- Earnings (losses) for the period		(73,737,411)
Ordinary	(73,737,411)	
Extraordinary	----	
2- Stockholders' Equity		473,524,825
Stock Capital- Par Value	188,132,670	
Capital adjustment	1,205,732	
Irrevocable Contributions	9,301	
Issue Premium	357,914,533	
Retained earnings (losses)	(73,737,411)	
3-Ownership Structure		
Common, registered Shares of $1 Par Value each, with one voting right per Share (fully subscribed, paid-in, issued and registered)		188,132,670
Stockholders' interest in the Stock Capital and in voting rights (See Note 1.1. to the individual Financial Statements of CableVisión S.A. as of June 30, 2001):		
Southtel Holdings S.A.		35.865 %
ACH Acquisition Co.		14.135 %
Liberty Argentina, Inc.		50.000 %

Sincerely,

Iván A. Pérez
Attorney-in-fact

Enclosure # 5

CableVisión

www.cablevision.com.ar

Contacts in Buenos Aires

Santiago Peña
(5411) 4778-6520
spena@cablevision.com.ar

Martín Pigretti
(5411) 4778-6546
mpigretti@cablevision.com.ar

Cablevisión S.A. Reports 2001 Third Quarter Results

FOR IMMEDIATE RELEASE: Monday, November 12, 2001.

Buenos Aires, Argentina – Cablevisión S.A. ("CableVisión"), the largest multiple system operator (MSO) in Argentina, today reported earnings before interest, taxes, depreciation and amortization ("EBITDA") of Ps. 44.9 million for the third quarter of 2001, an increase of Ps. 1.1 million or 2.5% from Ps. 43.8 million registered in the second quarter of 2001, and an increase of Ps. 2.2 million or 5.2% from the Ps. 42.7 million registered in the third quarter of 2000.

"During the third quarter of 2001, although the Argentine recession continued to deepen, CableVisión increased its cable subscriber base and continued the successful penetration of its cable modem service through FiberTel, CableVisión high speed internet access company" said Alejandro Miralles, CableVisión's Chief Financial Officer.

Third Quarter 2001 vs. Second Quarter 2001

During the third quarter of 2001, CableVisión had net revenues from services provided of Ps. 129.7 million, a reduction of 1.7% compared to Ps. 131.9 million registered in the second quarter of 2001. The reduction is attributable to (i) a lower average revenue per subscriber as a consequence of the price competition faced by the company in certain cities of the country, (ii) the complete absorption by CableVisión in August 2001 of the increase in VAT (from 13% to 21%), which was partially translated in September 2001 to the subscriber base, and (iii) a lower number of soccer matches played during the third quarter of 2001. The decrease was partially offset by the increase in FiberTel's revenues by 36% during the third quarter following its continued success in the penetration of cable modem subscribers, which grew by approximately 36% during the quarter.

Programming cost decreased by 4.2% to Ps. 37.4 million in the third quarter of 2001 from Ps. 39.0 million in the second quarter of 2001. The decrease is mainly due to a lower number of soccer matches played for the local championship in the third quarter of 2001 and, to a lesser extent, the reduction in programming costs achieved in renegotiations with suppliers.

CableVisión's salaries, social security taxes and other payroll expenses were consistent with prior levels, registering Ps. 21.4 million during the third quarter of 2001, compared with Ps. 21.1 million in the second quarter of 2001.

Depreciation expense increased by 15.0% to Ps. 21.4 million in the third quarter of 2001 from Ps. 18.6 million in the second quarter of 2001. The increase is primarily attributable to the effect of a revised charge in depreciation expense of certain equipment.

Financial interest expense in the third quarter slightly increased from Ps. 28.7 million in the second quarter of 2001 to Ps. 29.0 million in the third quarter of 2001. The increase is due to a higher level of interest rates in the Argentine financial market, which was almost completely offset by the reduction in the cost of CableVisión's LIBOR-based debt and the gradual reduction in interest tax started in January 2001.

As a result of the factors described above, CableVisión's net loss for the third quarter of 2001 was Ps. 24.2 million compared to Ps. 26.8 million in the second quarter of 2001.

Third Quarter 2001 vs. Third Quarter 2000

During the third quarter of 2001, CableVisión had net revenues from services provided of Ps. 129.7 million, a reduction of Ps. 1.0 million, or 0.8% compared to the Ps. 130.7 million registered in the third quarter of 2000. The decrease is attributable to the price competition faced by the company in certain cities in the country, which was partially offset by a significant boost in revenues from FiberTel and lower taxes deducted from revenues during the third quarter of 2001.

FiberTel revenues increased by approximately 216% from Ps. 2.8 million to Ps. 8.8 million following the strategic relaunch of FiberTel during the third quarter of 2000. This relaunch, which was supported by an aggressive marketing and sales campaign enabled FiberTel to increase its cable modem subscriber base by approximately 300% reaching 41,400 subscribers by the third quarter of 2001.

Programming cost decreased by 12.4% to Ps. 37.4 million in the third quarter of 2001 from Ps. 42.6 million in the third quarter of 2000. This decrease is a consequence of the successful renegotiation of programming contracts initiated in the fourth quarter of 2000.

CableVisión's salaries, social security taxes and other payroll expenses increased to Ps. 21.4 million in the third quarter of 2001 from the Ps. 20.2 million in the third quarter of 2000. This increase is basically attributable to a higher number of employees at FiberTel in the third quarter of 2001 due to FiberTel's relaunch during the third quarter of 2000, which was partially offset by a reduction in CableVisión's own employee count during 2001.

Depreciation expense increased by 9.2% to Ps. 21.4 million in the third quarter of 2001 from Ps. 19.6 million in the third quarter of 2000. The increase is primarily attributable to the effect of a revised charge in depreciation expense of certain equipment.

Financial interest expense in the third quarter of 2001 decreased by 29.4% to Ps. 29.0 million from Ps. 41.1 million in the third quarter of 2000. This decrease is principally due to the capitalization on December 29, 2000 of certain subordinated and guaranteed loans and the capitalization on February 6, 2001 of certain senior loans, which reduced both interest expense and indebtedness of CableVisión and, to a lesser extent, the decrease in interest tax started in January 2001.

As a result of the factors described above, CableVisión's net loss for the third quarter of 2001 was Ps. 24.2 million, a reduction of Ps.15.4 million compared to Ps. 39.6 million in the third quarter of 2000.

* * *

CableVisión is the largest cable company in Argentina, based on the number of subscribers served which was, as of September 30, 2001, approximately 1.44 million. CableVisión believes that it has the most technologically advanced distribution network in the country. Its network passes approximately 3.5 million homes, of which 85% are passed by cable plant with a bandwidth capacity of at least 450 Mhz, including approximately 50% that are passed by cable plant with a bandwidth capacity of 750 Mhz. CableVisión's shareholders are companies directly or indirectly controlled by Hicks Muse and Liberty Media Corporation.

Liberty has also announced that it may transfer its entire equity interest in CableVisión to UnitedGlobalCom, Inc. ("UGC") in a series of transactions, which, if consummated as currently contemplated, would result in Liberty having a substantial participation in UGC. UGC is one of the largest international broadband communications providers. The Argentine Antitrust Commission has approved this transfer in advance.

Cablevisión S.A.
Consolidated Balance Sheets

	3Q 2001	2Q 2001	3Q 2000
Current assets			
Cash and banks	10.3	6.4	4.8
Investments	11.6	5.5	28.4
Trade receivables	36.1	34.3	34.9
Other receivables	56.1	44.2	23.4
Total current assets	**114.1**	**90.3**	**91.4**
Noncurrent assets			
Other receivables	32.8	37.8	25.9
Investments	-	-	3.8
Property, plant and equipment	348.8	345.8	334.9
Intangible assets	1,073.0	1,091.2	1,140.0
Other assets	1.5	1.5	1.8
Total noncurrent assets	**1,456.0**	**1,476.3**	**1,506.4**
Total assets	**1,570.1**	**1,566.6**	**1,597.8**
Current liabilities			
Accounts payable	138.6	124.7	94.2
Loans	182.5	185.0	156.9
Interest payable	33.0	18.0	35.1
Payroll and social security taxes	9.2	7.5	7.7
Taxes payable	12.4	13.1	20.9
Other payables	8.4	8.0	8.5
Reserves	7.8	6.6	4.0
Total current liabilities	**391.8**	**363.0**	**327.2**
Noncurrent liabilities			
Accounts payable	2.2	2.6	1.7
Loans	649.4	651.8	930.5
Taxes payable	3.3	3.8	2.9
Other payables	18.5	17.5	15.1
Reserves	30.9	29.5	35.4
Total noncurrent liabilities	**704.2**	**705.1**	**985.6**
Total liabilities	**1,096.1**	**1,068.1**	**1,312.8**
Minority interest in subsidiaries	**0.5**	**0.8**	**0.9**
Shareholders' equity	**473.5**	**497.7**	**284.1**
Total liabilities and shareholders' equity	**1,570.1**	**1,566.6**	**1,597.8**

Cablevisión S.A.

Consolidated Income Statements

	3Q 2001	2Q 2001	3Q 2000
Net revenues from sales and services	129.7	131.9	130.7
Cost of sales and services provided	(80.0)	(77.0)	(77.2)
Gross Income	**49.7**	**54.9**	**53.5**
Selling expense	(23.0)	(21.6)	(18.4)
Administrative expense	(11.9)	(12.3)	(12.5)
Loss on affiliates	(0.3)	(1.2)	(0.7)
Amortization of goodwill	(17.0)	(17.0)	(17.0)
Operating income	**(2.6)**	**2.7**	**5.0**
Financial interest expense	(29.0)	(28.7)	(41.1)
Other interest expense	(1.6)	(2.0)	(0.8)
Other income (expense)	8.4	1.3	(2.1)
Loss before income tax, and Minority interest in subsidiaries	**(24.8)**	**(26.6)**	**(39.0)**
Income tax	0.2	(0.0)	(0.3)
Minority interest in subsidiaries	0.4	(0.1)	(0.3)
Net loss for the period	**(24.2)**	**(26.8)**	**(39.6)**
EBITDA			
Net revenues from sales and services	129.7	131.9	130.7
Programming costs	(37.4)	(39.0)	(42.6)
Salaries and costs related to personnel	(21.4)	(21.1)	(20.2)
Other operating costs	(26.0)	(27.9)	(25.1)
EBITDA	**44.9**	**43.8**	**42.7**
EBITDA / Net revenues from sales and services	34.6%	33.3%	32.7%
Selected operating data:			
Capital expenditures	22.0	25.6	33.1
Homes passed (in thousands)	3,523	3,523	3,425
Basic subscribers served (in thousands)	1,442	1,434	1,446
Cable modem subscribers	41,400	30,400	10,300

Cablevisión S.A.
Consolidated Statements of Cash Flows

	3Q 2001	2Q 2001	3Q 2000
Net loss for the period	**(24.2)**	**(26.8)**	**(39.6)**
Adjustments to reconcile the net loss for the period to net cash provided by (used for) operations:			
Loss on affiliates	0.3	1.2	0.7
Depreciation of property, plant & equipment	21.4	18.6	19.6
Amortization of intangible assets	18.2	18.3	18.3
Increase in allowances and reserves	3.9	3.3	0.0
Uncollectable accounts	4.9	4.3	2.9
Minority interest in subsidiaries	(0.4)	0.1	0.3
Changes in assets and liabilities:			
Receivables from services	(6.7)	(0.6)	(2.9)
Other receivables	(8.5)	(13.6)	(6.3)
Account payable	13.4	5.0	26.3
Payroll and social security taxes	1.7	1.0	1.9
Taxes payable	(0.1)	(2.8)	2.2
Other payables and reserves	0.1	(1.9)	(2.4)
Interest payable and other	15.0	(14.1)	15.9
Net cash provided by (used for) operations	**39.2**	**(7.9)**	**36.9**
CASH USED FOR INVESTMENT ACTIVITIES			
Acquisition of property, plant and equipment and materials	(23.0)	(8.6)	(33.2)
Sale of property, plant and equipment	0.0	0.0	0.1
Net cash used for investment activities	**(23.0)**	**(8.6)**	**(33.2)**
CASH PROVIDED BY FINANCING ACTIVITIES			
Proceeds from loans and other debts	344.8	116.5	72.3
Payments of loans and other debts	(350.8)	(116.0)	(61.8)
Increase in loans to affiliates, net	(0.2)	(0.4)	6.2
Net cash provided by financing activities	**(6.2)**	**0.0**	**16.7**
Increase (Decrease) in cash and cash equivalents	**10.0**	**(16.5)**	**20.4**
Cash and cash equivalents at beginning of period	11.8	28.3	12.7
Cash and cash equivalents at end of period (1)	**21.9**	**11.8**	**33.1**

(1) Cash and cash equivalents plus investments rapidly converted into cash (investments with original maturity within less than three months).

Enclosure # 6

Buenos Aires, December 5, 2001

To:
Argentine National Securities Commission (CNV)

Election of CEO

Dear Sirs,

In my capacity of attorney-in-fact of Cablevisión S.A. I do hereby inform you that on December 31, 2001 Mr. Julio César Gutiérrez will be replaced by Mr. Mariano Marcelo Ibáñez as CEO of the corporation.

Sincerely,

Javier Blanco
Attorney-in-fact

Enclosure # 7

Buenos Aires, December 10, 2001

To:
Argentine National Securities Commission (CNV)

Election of Responsible for Stock Exchange Relations

Dear Sirs,

In my capacity of attorney-in-fact of Cablevisión S.A. I do hereby inform you that in accordance with section 5a of Decree N° 677/01, Mr. Santiago Peña was elected Responsible for Stock Exchange Relations, with address in Cuba 2370, telephone 4778-6717, fax 4778-6526.

Sincerely,

Javier Blanco
Attorney-in-fact

Enclosure # 8

NY01:135190.1

Buenos Aires, January 4, 2002

To:
Argentine National Securities Commission (CNV)

Election of COO

Dear Sirs,

In my capacity of attorney-in-fact of Cablevisión S.A. I do hereby inform you that today Mr. Carlos Ramón Ibáñez was elected COO of the corporation in replacement of Mr. Mariano Marcelo Ibánez, current CEO of the company.

Sincerely,

Javier Blanco
Attorney-in-fact

Enclosure # 9

NY01:135190.1

Buenos Aires, January 17, 2002

To:
Argentine National Securities Commission (CNV)

Election of Communications and Public Relationship Manager

Dear Sirs,

In my capacity of attorney-in-fact of Cablevisión S.A. I do hereby inform you that on January 15, 2002 Mr. Marcelo Jorge Nachón was elected Communications and Public Relationship Manager of the corporation in replacement of Mr. Julio César Villalonga.

Sincerely,

Javier Blanco

Attorney-in-fact

Enclosure # 10

Buenos Aires, February 6, 2002

To:
Argentine National Securities Commission (CNV)

Notify Change of Shareholder

Dear Sirs,

In my capacity of attorney-in-fact of Cablevisión S.A. I do hereby inform you that on February 5, 2002 ACH Acquisition Co. has transfered all its shares to AMI CV Holdings Ltd.

Our current shareholders are Liberty Argentina, Inc.: 50,00%; Southtel Holdings S.A.: 35,86%; and AMI CV Holdings Ltd.: 14,14%.

Sincerely,

Javier Blanco
Attorney-in-fact

Enclosure # 11

CableVisión

www.cablevision.com.ar

Contacts in Buenos Aires

Santiago Peña
(5411) 4778-6520
spena@cablevision.com.ar

Martín Pigretti
(5411) 4778-6546
mpigretti@cablevision.com.ar

FOR IMMEDIATE RELEASE: Monday, February 18, 2002.

Buenos Aires, Argentina – Cablevisión S.A. ("CableVisión"), the largest Multiple System Operator (MSO) in Argentina, today reported that US$ 1.6 MM of accrued interest to the holders of the US$100,000,000 Floating Rate Notes due February 15, 2002 (the "Series 11 Notes") was paid on that date. However, the Company and the holders of the Series 11 Notes have not reached an agreement yet in extending the principal amount of the Series 11 Notes due February 15, 2002. The Company is actively negotiating with the holders of the Series 11 Notes to achieve such an extension. This situation was principally caused by Argentina's ongoing economic crisis and worsened by the exit from the Convertibility Law and the devaluation of the peso.

* * *

CableVisión is the largest cable company in Argentina, based on the number of subscribers served which was, as of December 31, 2001, approximately 1.44 million. CableVisión believes that it has the most technologically advanced distribution network in the country. Its network passes approximately 3.5 million homes, of which 85% are passed by cable plant with a bandwidth capacity of at least 450 Mhz, including approximately 50% that are passed by cable plant with a bandwidth capacity of 750 Mhz. CableVisión's shareholders are companies directly or indirectly controlled by Hicks, Muse, Tate and Furst, Incorporated and Liberty Media Corporation.

CableVisión

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CABLEVISIÓN S.A.

By: ______________________
Name: Mariana Vazquez
Title: General Counsel

Dated: February 18, 2002

NY01:122933.1